Exhibit 21.1

List of Subsidiaries

The following are the subsidiaries of Gilder Enterprises, Inc., a Nevada Corporation:

Name of Subsidiary	Jurisidiction of Incorporation	Percentage of Interest Owned
Gilder Tech Ventures Inc.	Canadian Federal Corporation	100% Owned
Nex Connectivity Solutions Inc.	Canadian Federal Corporation	51% Owned (held by Gilder Tech Ventures Inc.)